United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes        No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes        No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

No. 02 Tax Transparency 2020 Annual Report vale.com

Tax Transparency | Annual Report 2020

Contents

page 03 Our purpose

page 04 Foreword

page 05 Introduction

page 08 Global key figures for 2020

page 09 Key figures for Brazil 2020

page 11 Vale's tax contribution

page 25 Payments breakdown

page 29 Our Value Chain

page 32 Our approach to tax

page 39 Adjusted effective tax rate

page 40 Independent auditors' report

Appendix 1 – The basis on which this report was prepared

Appendix 2 – Glossary

Appendix 3 – List of our Companies

FIG 01 Ponta da Madeira Maritime Terminal, North Port. In the photo: Luana Ferreira in the area of pelletizing. Our Purpose We exist to improve life and transform the future. Together. Values 1. Life matters most. 2. Act with integrity. 3. Value the people who built our company. 4. Make it happen. 5. Respect our planet and communities. Key Behaviours 1. Obsession with safety and risk management. 2. Open and transparent dialogue. 3. Empowerment with accountability. 4. Ownership for the whole. 5. Active listening and engagement with society. Ambitions We want to be a great company recognized by society for being: 1. A safety reference. 2. The best operator and the most reliable. 3. A talent-oriented organization. 4. A leader in low-carbon mining. 5. A reference in value creation and sharing. Picture: Ricardo Teles 3 B3ack to Contents

Tax Tr anspar enc y | A nnual Rep or t 2020 Message from our Executive Vice President Legal and Tax We are proud to publish our second Tax Transparency Report. This report is designed to share details of the taxes we pay and the economic contributions we make in the places we work. We believe it is a small but important part of our new pact with society – a journey compliance. It means our business decisions are guided not by our tax liability but by creating shared long-term value for our communities and partners. And it means we increasingly look for new and better ways to share this information with our stakeholders. to better engage our stakeholders and understand one another. It follows the important lessons we needed to learn as a company in the aftermath of the collapse of Dam I at the Córrego do Feijão Mine in January 2019. This desire to build a more positive economic, social and environment legacy is at the heart of our response to COVID-19. I am incredibly proud of the response of the Vale family to this crisis. We allocated early a US$ 115 million war chest to fund better protection for our employees, support our suppliers, and help the communities we are a part of. I am also proud that in this difficult time we managed to not only protect jobs but increase the number of employees and outsourced workers. At heart of this initiative is a commitment to transparency. We want to be as open about the taxes we pay as possible and build more positive relationships with the people, communities and governments where we operate. We know through our operations, investments and taxes, we make an important contribution to the growth of the local, national and global economy. It is why I am delighted this report adds more detail, including publishing our contribution per project, and strives harder to explain how, when and why we pay taxes. Alex D’Ambrosio Executive Vice President Legal and Tax For example, we used our logistics structure in China to buy and transport 30 million items of personal protective equipment and five million rapid test kits to Brazil. We provided US$ 2 million in funding to help Mozambique. And we worked with our partners in Oman to open a COVID-19 quarantine center. We engage with and consider guidance from global industry forums, such as the principles recommended by the International Council on Mining & Metals (ICMM) and the terms of the Extractive Industries Transparency Initiative (EITI). Information on our payments to governments are publicly available and disclosed through the compliance with the Canadian Extractive Sector Transparency Measures Act (“ESTMA”) and our participation in the EITI reports in jurisdictions including Indonesia and Mozambique, where we operate mines. Last year, Vale paid US$ 5.7 billion in taxes and royalties globally – meeting our legal obligations in full. This forms part of a total economic contribution of US$ 28.3 billion, which captures the amounts we also paid to suppliers; as reinvestments; in dividends and in salaries to our employees. The vast majority of our taxes and royalties were paid in Brazil, which reflects our greater operational presence in the country. We remain steadfastly committed to continuing this support. We hope this year’s report gives you a greater insight into our business and the contributions we make in the places where we work. We believe in a principles-led approach to taxation – one rooted in transparency, compliance, a long-term view, collaboration with tax authorities, and risk management. It means we respect local tax laws and build effective internal processes to ensure full We, of course, welcome your feedback. 4 B4ack to Contents

Tax Tr anspar enc y | A nnual Rep or t 2020 Introduction Vale’s second tax transparency report aims to create a better understanding amongst our stakeholders of our businesses, our operations and the taxes we pay. Vale is one of the world’s largest iron ore and nickel producers. Ores and minerals extracted from our mines are used around the globe to manufacture essential products from cell phones to airplanes, building structures to coins. With operations in more than 20 jurisdictions on five continents, the company also produces manganese, ferro-alloys, copper, metals of the platinum group metals, gold, silver, cobalt, and metallurgical and thermal coals. Producing this variety of raw materials requires an infrastructure that includes mineral exploration, administrative offices and operational units connected by modern integrated logistics systems, comprising railroads, maritime terminals and ports. Octavio Bulcão Vale is committed to integrating sustainability into its business by building a strong and positive economic, social and environmental legacy and mitigating the impacts of its operations. The taxes we collect and pay represent one of the ways in which we embrace this responsibility. Global Tax Director This report is intended to be concise, understandable and accessible to all our stakeholders. Our logistics structure also carries third-party cargo and offers two passenger train lines in Brazil – the Vitória-Minas Railroad and Carajás Railroad. 5 Back to Contents of the global economy. contribution to the growth we make an impor tant investments and taxes, Through our operations,

Ta x Tr a n s p a r e n c y | A n n u a l R e p o r t 2 0 2 0 G F Main Global Operations Brazil A Argentina E B A Chile C D Paraguay D Peru E C B USA F Canada G 6 Back to Contents Headquarter Join Venture Operation Exploration Office

Tax Transparency | Annual Report 2020



H
I
J
K
L
M
N
O
P
Q
R
S
T
U

Main Global Operations

Office

Exploration

Operation

Join Venture

Headquarter

- H United Kingdom
- I Netherlands
- J Switzerland
- K Mozambique
- L Oman
- M U.A.E
- N India
- O Malaysia
- P Singapore
- Q Indonesia
- R Australia
- S New Caledonia
- T China
- U Japan

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Tax Transparency | Annual Report 2020

Global key figures for 2020

5.7 US$ billion — **Total** Taxes

4.5 US$ billion — Taxes **Borne**

1.2 US$ billion — Taxes **Collected**

186,234 Employees*

25.8% Adjusted ETR

409 US$ billion 10-year economic contribution

* In 2020 Vale counted 74,316 employees and 111,918 contractors. 80,07% of them located in Brazil. There was a 43% growth in the total of outsourced workers, as a result of: the works of the Reparation Board; the increase in the current projects' portfolio; resumption of works after pandemic delays, given the pandemic scenario; and the inclusion of third parties associated with contracting by service level.

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Tax Tr anspar enc y | A nnual Rep or t 2020 Key figures for Brazil 2020 4.9 US$ billion 4.0 US$ billion 0.9 US$ billion 149,126 Employees 9 Back to Contents R$ 4.4 billion Taxes Collected R$ 21.1 billion Taxes Borne R$ 26 billion Total Taxes

Tax Transparency | Annual Report 2020

Our wider contribution

We are proud of our long-term investment in the communities where we operate. In the last ten years, we have contributed over US$ 409 billion across our operating jurisdictions and regions.

Our aim is to positively impact society by becoming a development enabler in the areas where we operate and to foster a safer and more sustainable mining industry. For us, this means caring for the environment when we explore, build and operate our sites, and rehabilitate the land when our operations cease.

But it also means delivering shared value over the long-term not just for our company and shareholders but for our employees, suppliers, communities and host countries. We believe that the taxes we pay, jobs we create, investments we make, and partners we support, are fundamental to this mission.

Through our operations we believe we make an important contribution to the growth and development of local, national and global economies and societies.

2020

28.3 US$ billion — Vale's direct economic contribution globally in 2020

Operational costs	61.3%
Wages and benefits of employees	6.7%
Research and Development	1.6%
Payments to capital providers	14.5%
Payments to governments	12.5%
Environmental Expenditures	2.15%
Social Expenditures	1.38%

Supporting our communities through COVID-19

1

Our new pact with society goes beyond the taxes we pay – and is framed by a desire to enable development in the areas we operate and foster a more sustainable mining industry. The COVID-19 crisis has allowed us to live this commitment and support our employees, providers and host communities in the best way we can.

2

In 2020 we allocated US$ 109 million to fight the pandemic at home in Brazil and in the places we operate. We used our logistics structure in China to buy and transport 30 million items of personal protective equipment and 5 million rapid test kits to Brazil. We introduced a supplier aid package, which saw us reduce our payments terms and anticipate payments from 3 thousand small and medium-sized supplies across Brazil. And provided financial support to contractors and construction workers on projects suspended to reduce the numbers of people at our sites.

3

We also delivered humanitarian assistance to communities near our operations across the world, including to support the construction and renovation of hospitals. For example, in Oman we helped the Ministry of Health open a quarantine center, with 40 beds, clinics, a laboratory, a pharmacy and treatment rooms. In Indonesia we donated more than 250 thousand rapid testing kits to the local governments surrounding our operations. And in Mozambique we provided US$ 2 million in funding to help the Government provide hospital equipment, PPE and testing kits across several provinces in the country.

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Tax Tr anspar enc y | A nnual Rep or t 2020 FIG 02 Picture shows Vale’s passengers train that connects Cariacica (ES) to Belo Horizonte (MG). Picture: Gabriel Lordêllo Vale’s tax contribution Vale is a leading participant in the global mining sector. Vale is a leading participant in the global mining sector. We recognize that this brings significant social and economic responsibilities in the jurisdictions where we operate. Vale strives to provide employment, strategic and sustainable development, significant community investment to pays taxes and royalties to governments in full as required by local legislation. It presents Vale’s total tax contribution by jurisdiction, by level of government and by project. This report also provides further detailed information on Vale’s tax contributions in the following jurisdictions where its mining operations are located: • Brazil • Indonesia • Canada • New Caledonia • Mozambique This report details taxes and royalties paid in jurisdictions where Vale has a presence. Vale´s total tax contribution in the year. As a result of these changes, 2020 data is not comparable with the previous year. We welcome feedback from our stakeholders on how further we can improve this reporting. 11 Back to Contents In 2020, we adopted new definitions for reporting tax payments and refunds, to provide a more complete view of !

Tax Transparency | Annual Report 2020

Global Tax Contribution

In 2020, **Vale paid[1] US$ 5.7 billion in taxes and royalties.** The majority of this contribution – US$ 4.9 billion – was paid in Brazil.


I
Payment by jurisdiction
Values in million (US$).
4,959
333
144
61
57
128
Brazil
Canada
Indonesia
New Caledonia
Mozambique
Others

Total Taxes: 5,681 US$ million

Number of Employees: 186,234

Corporate income taxes: 2,083 US$ million

Tax on mining: 922 US$ million

Payroll Taxes: 825 US$ million

Tax on product and service: 1,448 US$ million

Other Taxes: 403 US$ million


II
Category of payment
Values in millions (US$).
1,195
4,486
Borne
Collected


III
Level of government
Values in millions (US$).
175
820
4,686
Federal
State
City

[1] The total includes all tax payments made during FY 2020. In a number of jurisdictions in which we operate, Vale receives refunds from governments. In 2020, such refunds amounted to US$ 800 million, which are not included in the total figures reported above.

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Tax Tr anspar enc y | A nnual Rep or t 2020 IV and services financial year (for example tax over property tax or financial transactions). More V and services 13 Back to Contents Values in millions (US$). Tax on mining Payroll taxes Tax on products Other taxes Tax Collected 435433 1 326 Values in millions (US$). Corporate income taxes Tax on mining Payroll taxes Tax on products Other taxes Tax Borne 2,083 ”Other taxes” refers to fees and discretionary contributions made during the details can be found in “Appendix 1 – The basis on which this report was prepared”. 9211,015 390 77

FIG 03 Aerial view of wagons loaded with iron ore in Paraupebas, Pará.

Picture: Ricardo Teles

Contribution in Brazil

In Brazil, Vale's primary commodities are iron ore and base metals, principally copper. Vale also extracts other raw materials, such as manganese and ferroalloys. Vale's operations in Brazil benefit from pre-existing logistics infrastructure, which was originally built to transport iron ore. Vale is working closely with public and private sector partners to invest in technology and infrastructure to continuously improve the efficiency and sustainability of its operations, from extraction to delivery to customers.

In 2020 we paid US$ 4.9 billion in taxes in Brazil. This translates to a BRL total taxes paid figure in 2020 of R$ 26 billion. Approximately 26% of the total was paid through available tax credits[2]. We employ nearly 150 thousand people in Brazil.

Guided by a broad vision of sustainability, Vale invests in initiatives that produce a positive legacy in the areas of culture, defense of the rights of the elderly, children and adolescents, health, and sports, through incentive funds. Through federal incentive laws, Vale supports initiatives that strengthen public policies, leveraging its commitment to make a positive contribution to society.

In 2020, Vale's investments from tax incentives totaled US$ 54 million (R$ 274.5 millions) through the Federal Law for Cultural Incentives, the Fund for Childhood and Adolescence, the Senior Citizens Fund, the National

Total Taxes	4,959	US$ million
Number of Employees	149,126	
Corporate income taxes	1,941	US$ million
Tax on mining	871	US$ million
Payroll Taxes	511	US$ million
Tax on product and service	1,297	US$ million
Other Taxes	339	US$ million

[2] Brazilian legislation allows the offset of federal taxes or contributions with other federal credits to companies that follow a process set out by the Brazilian Federal Revenue (RFB) Service called PER/DCOMP. The main credits used by Vale are:

- Overpayment of federal taxes and/or contributions.
- Social integration plan ("PIS") and social welfare ("COFINS") taxes.
- Tax Losses of Corporate Income Tax ("IRPJ") and Social contributions ("CSLL").

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Tax Transparency | Annual Report 2020

Program to Support Oncological Care (PRONON), the National Program to Support Health Care for People with Disabilities (PRONAS/PCD), and the Sports Law.

For cultural projects, the total investment was US$ 30 million (R$ 154.1 millions) in 145 projects, across over more than 20 Brazilian states and covering 160 municipalities. The sponsored projects were in the segments of music - formation and fruition, material and immaterial heritage, festivities, circulation, museums and cultural spaces, as well as audiovisual documentaries, with activities aimed at the diffusion, promotion, preservation, and valorization of cultures in all their diversity, regional and national. In 2020, the 1st public call for project selection was held entitled Vale Call for Cultural Projects, aimed at the national territory.

We also made the decision not to accept any Covid-19 related financial support, such as deadline extensions for tax payments and submission of tax obligations, granted by the Brazillian government to all taxpayers to help them navigate the crisis.

I

Type of payment

Values in millions (US$).


1,281
3,678
Cash
Tax Credits

II

Level of government

Values in millions (US$).


134
683
4,142
Federal
State
City

Corporate income taxes

Under the Brazilian Corporate Income Tax regime, accruals are deductible expenses only when effectively incurred. In 2020, Our effective tax rate differed from our statutory tax due to: (i) deduction of the interest on net equity paid to shareholders (impact of US$ 316 million), (ii) savings derived from tax incentives from our copper operations in the North region of Brazil (impact of US$ 211 million), and (iii) unrecognized tax losses in the year (impact of US$ 217 million). For more details please refer to our Adjusted Effective Tax Rate section.

In corporate income taxes alone, US$ 1,941 million were paid.

III

Type of payment


10.5%
89.5%
Cash
Tax Credit

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Tax Transparency | Annual Report 2020

Tax on mining

In Brazil, mining companies are subject to contributions due to the exploration of public mineral resources. Rates vary from 0.2% to 3.5%, according to the type of mining operation. Payments are made to the National Mining Agency, which is responsible for distributing proceeds to states and municipalities, according to where the mining activity occurs. Furthermore, some states have enacted specific charges over mining and related activities. Payments include:

- Financial Compensation for the Exploration of Mineral Resources ("CFEM" in Portuguese). According to the Brazilian Federal Constitution, this compensation must be calculated over the value derived from the mining activity. Following constitutional requirements, not all of them adequately reflected in infraconstitutional laws, the compensation must be calculated over: (i) net revenues, when mineral resources are subject to third-party sale; (ii) costs of mining, when mineral resources are subject to internal consumption; and (iii) net revenues according to transfer pricing rules (PECEX), when mineral resources are subjected to intra-group international sales. Vale strictly follows all constitutional rules regarding the matter.
- State taxes on mineral production ("TFRM" in Portuguese).
- Tax for control, monitoring and surveillance of water resources exploitation and utilization activities ("TFRH" in Portuguese).

I

For mining taxes in Brazil, Vale has paid an average tax rate on revenue of 3.9%. In 2020, this corresponded to US$ 871 million payable to the Brazilian tax authorities. See additional details in the table below.

III

Distribution by level of government

Values in millions (US$).


75
231
565
Federal
State
City

IV

Commodities

Values in millions (US$).


5
40
826
Iron Ore
Copper
Others

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Tax Transparency | Annual Report 2020

Mining tax by commodities - Values in thousands

Commodities	CFEM	Statutory Tax Rate	TFRM and TFRH	Statutory Tax Rate	Total	Actual Tax rate
Iron	707,217	3.5%	118,154	0.58%	825,371	4.08%
Copper	39,485	2.0%	974	0.05%	40,458	2.06%
Others	4,336	2.8%	1,019	0.63%	5,355	3.42%
Total	**751,038**		**120,146**		**871,184**	**3.92%**

Payroll taxes

This category comprises taxes imposed on employers or employees, and generally includes two categories: deductions from an employee's wages, and taxes paid by the employer based on the employee's wages.

One of our three core commitments is to place the safety of people and the environment at the core of our business decisions, acting with respect, care, and integrity. Our purpose is to build a positive social, economic, and environmental legacy in areas where we operate. With nearly 150 thousand employees in Brazil, we continually engage in generating employment and social transformation in the country.

In 2020, payroll taxes contributed US$ 511 million to the Brazilian Government.

Tax on products and services

This category comprises customs duties and taxes on international transactions, indirect taxes on the production or sales of goods and services and revenue based indirect taxes.

In 2020, taxes on products and services contributed US$ 1,297million to the Brazilian government, about 58% (US$ 752 million) of these were paid with cash.

V

Type of payment


42.1%
57.9%
Cash
Tax Credit

Other taxes

Diverse payments to Brazilian tax authorities, such as fees, taxes on vehicles and real properties, among others, comprise the "other taxes" category totaling US$ 339 million. The majority of these payments – US$ 309 million – are withholding income tax over interest on shareholders' equity, and debentures distributions made by Vale in 2020[3].

[3] More details on the interest on shareholders' equity and debentures mechanism can be found in Vale's 20F report.

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FIG 04 **Nickel Processing Plant facilities, in Sorowako, Sulawesi Island, Indonesia.**

Picture: Marcelo Coelho

Contribution in Indonesia

In Indonesia, Vale produces 75 thousand tons of nickel-in-matte per year, supplying 5% of the world's nickel demand. Vale signed a Contract of Work with the Government of Indonesia in 1968 to explore, mine and process nickel ore, and has been contributing to the economy there ever since.

Through our operations in Indonesia, we employ more than 9 thousand people. In 2020, we paid over US$144 million in taxes across corporate income taxes, payroll taxes, taxes on products and services and other taxes. Vale also undertakes significant environmental programs in Indonesia, including reforestation efforts and a revegetation program to provide the opportunity to reintroduce native plant species. Vale's Indonesian operations are also investing in greenhouse gas emissions reduction initiatives and working to align with the policies and frameworks of the International Council on Mining and Metals (ICMM).

Total Taxes	144	US$ million
Number of Employees	9,581	
Corporate income taxes	33	US$ million
Tax on mining	22	US$ million
Payroll Taxes	7	US$ million
Tax on product and service	55	US$ million
Other Taxes	27	US$ million

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Tax Transparency | Annual Report 2020

We recover VAT paid through our suppliers' invoices. The amount refunded in 2020 was USD 54 million. Additionally, we received corporate income tax refunds of US$ 4 million and US$ 1 million related to other taxes.

To support the local response to Covid-19, we worked with local administrations in Indonesia to distribute personal protective equipment (PPE) and test kits in the communities where we operate. We supplied equipment and materials in South Sulawesi, East Luwu, Kolaka and to the Morowali Regency Administration. These donations were a demonstration of our commitment and support to our local communities in handling and preventing the spread of coronavirus.

I

Level of government

Values in millions (US$).


10
14
120
Federal
State
City

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Kiruna truck inside Coleman Mine, in Sudbury (Ontario), Canada. FIG 05 Picture: Marcelo Coelho 333 US$ million Contribution in Canada In Canada, Vale produces high quality nickel, one of the most versatile metals in existence known for its use in batteries and metal coatings. We also produce copper, cobalt, platinum group metals and precious metals at three separate operations in Canada: five mines and processing facilities in Ontario; a mine and mill in Manitoba; and mine and processing facilities in Newfoundland and Labrador. 10,783 2 25 217 69 20 US$ million US$ million US$ million US$ million US$ million In 2020, Vale employed over 10,750 people (an increase of over 800 relative to 2019) across Canada with the bulk of employees residing in the various rural communities where our mining operations are located. In Canada, Vale works to operate in alignment with the goals and objectives of both the International Council on Mining and Metals as well as the Towards Sustainable Mining Initiative (TSM) of the Mining Association of Canada. Vale’s environmental work includes reforestation and 20 Back to Contents Other Taxes Tax on product and service Payroll Taxes Tax on mining Corporate income taxes Number of Employees Total Taxes

Tax Transparency | Annual Report 2020

land reclamation as well as efforts to reduce carbon and greenhouse gas emissions, across our Canadian operations. More than 10 years' of regreening surrounding the Sudbury Basin is beginning to show results.

In 2020, Vale and our partner Indspire offered US$ 50 thousand annually in scholarships to Indigenous students in Canada. Through this partnership, we are committed to encourage skilled trades careers for Indigenous students and we help to provide the financial support they need to succeed at school through 2023.

In the 2020 fiscal year, our Canadian entities paid US$ 333 million across corporate income tax, mining taxes, payroll taxes, taxes on products and services and other taxes. Also, we typically receive tax reimbursements on indirect taxes on products and services in Canada, which in 2020 contributed to a reimbursement of US$ 283 million. This is because we pay value added taxes on purchases from our suppliers in Canada, while the goods that we export from Canada are subject to a zero-rated value-added tax. Therefore, Vale fully recovers value added tax paid on purchases.

Additionally, in 2020, we received refunds regarding (i) corporate income tax refund in the amount of US$ 183 million arising from the settlement of multi-year, historic tax litigation matters, mainly related to 2006 merger and acquisition receipts received, as well as expenses incurred, by Vale; and (ii) receipt of COVID-19 wage subsidy in the amount of US$ 52 million.

With respect to the COVID-19 wage subsidy, Vale's Canada-based business was deemed to be an essential industry by Provincial governments across the country, which allowed us to continue operations throughout 2020 despite regulatory closures imposed on non-essential industries.

At the onset of the pandemic, specifically in Q2 of our 2020 financial year, all of Vale's Base Metals worldwide markets for our base metals experienced significant demand shocks resulting from global COVID-19 related shutdowns. Further, Vale's Voisey's Bay operation in Labrador was placed into Care and Maintenance for three months to reduce the risk of transmission of the virus to neighboring indigenous communities.

As a result, Vale applied for a wage subsidy for the relevant periods from March to June 2020 and this allowed us to avoid layoffs and maintain wages for our employees and third-party suppliers and service providers that otherwise had no work during the three-month Care and Maintenance period. This minimized the impact of the temporary cessation of our operation on our community and indigenous stakeholders.

The situation in the industry and for our company stabilized by the end of 2020 and Vale did not file, and does not intend to file, any further applications for wage subsidy relief.


I
Level of government
Values in millions (US$).
79
237
17
Federal
State
City

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FIG 06 New Caledonia Valley - VNC. Usine du Grand Sud - overview of the Nickel Processing Plant facilities.

Picture: Marcelo Coelho

Contribution in New Caledonia

In New Caledonia, Vale produces nickel and cobalt, and is responsible for extracting laterites and saprolites. We operate in the Goro plateau and our operations consist of a mine, a port and a power plant.
In 2020, we paid over US$ 61 million in taxes in New Caledonia. In line with one of our five strategic environmental, social and governance (ESG pillars), to keep on track with the transformation of the Base Metals business unit, in March 2021 Vale completed the sale of Vale New Caledonia to the Prony Resources New Caledonia consortium. Vale's intention from the beginning of the divestment process was to withdraw from New Caledonia in an orderly and responsible manner and this transaction meets that premise. All payments were made on a federal level.

Total **Taxes**	61	US$ million
Number of **Employees**	1,447	
Corporate income taxes	< 0.1	US$ million
Tax on **mining**	2	US$ million
Payroll Taxes	36	US$ million
Tax on **product and service**	16	US$ million
Other Taxes	7	US$ million

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FIG 07 **Maritime Terminal receives coal mined by Vale in the Moatize area (Tete).**



Picture: Marcelo Coelho

Contribution in Mozambique

Vale has operated in Mozambique since 2011, extracting metallurgical and thermal coal from the Moatize Mine in the north-west region of the country. The Moatize Mine has an estimated production capacity of 22 million tons, and serves markets across Asia, Africa, Europe and the Americas. Metallurgical coal is used to transform iron ore into steel, one of the most versatile and widely used materials in the world. Thermal coal is used for electricity generation.

Vale's operations generate more than 11 thousand jobs in Mozambique in its mining and logistics operation. In 2020, we paid US$ 57 million in taxes in Mozambique across corporate income tax, payroll taxes, taxes on mining, taxes on products and services and other taxes. Through a joint venture we have invested significantly in improving local infrastructure – for example the 912km Nacala Corridor Railroad connecting the

Total Taxes	57 US$ million
Number of Employees	11,714
Tax on mining	1 US$ million
Payroll Taxes	20 US$ million
Tax on product and service	32 US$ million
Other Taxes	4 US$ million

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Tax Transparency | Annual Report 2020

Moatize Mine to the deep-water port of Nacala, benefiting the whole north of Mozambique with cargo and passenger trains, connecting people and markets.

According VAT local regulations all mining and oil & gas entities in Mozambique exporting 75% of their production do not have to pay input VAT related to domestic purchases. Therefore, the VAT paid by Vale in Mozambique in 2020 corresponds to VAT on imports, which is, in principle, recoverable due to the fact that coal exported is subject to a zero-rated VAT. The amount refunded in 2020 from previous period was US$ 29 million.

Vale has a consistent social investment portfolio, with more than US$ 7 million invested yearly, benefiting more than 10k families included in social programs ranging from agriculture, school feeding for 25 thousand primary school students daily, fishing and capacity building initiatives. On the environmental side, sustainability training, marine preservation and mangrove restoration area are our primary focus. We have also stood side-by-side with Mozambique throughout the COVID-19 crisis, including providing US$ 2 million in funding to help the Government provide hospital equipment, PPE and testing kits across several provinces in the country.

In January 2021, we signed a Heads of Agreement ("HOA") with Mistui as a first step on the process of divesting its participation in the coal business, which will be guided by the preservation of the operational continuity of the Moatize mine and the Nacala corridor through the search of a third party interested in those assets.

I

Level of government

Values in millions (US$).


15
42
Federal
State

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FIG 08 Picture shows stockyard in Parauapebas - Serra Norte, Carajás.

Picture: Ricardo Teles

Breakdown by jurisdiction, level of government and by project

Vale is subject to taxation in the many jurisdictions in which it operates. The tax legislation of these jurisdictions may differ; nevertheless our approach to tax applies equally to all operations worldwide.

The table below details taxes and royalties paid where Vale has a presence, according to the level of government. Within each jurisdiction, total tax payments are reported by the national ("federal"), regional ("state") or local ("city") government to which they were paid.

The figures and analysis by jurisdiction and level of government in the tables below have been assessed in accordance with the basis of preparation in Appendix 1.

This year as part of our commitment to increased transparency, we are releasing additional detail of our payments by project. We hope this will add greater insight and understanding of our business and operations.

Tax borne - Values in thousands (US$)[4]

Country	Jurisdictions	Corporate Income Taxes	Tax on mining	Payroll taxes	Tax on products and services	Other taxes	Total
Argentina		**75**		**269**		**304**	**648**
	Federal	75		269		198	542
	State					101	101
	City					5	5
Australia				**631**			**631**
	Federal			594			594
	State			37			37
Austria		**56,479**					**56,479**
	Federal	47,735					47,735
	City	8,744					8,744
Belgium		**70**					**70**
	Federal	70					70
Brazil		**1,940,581**	**870,852**	**306,672**	**930,959**	**26,651**	**4,075,715**
	Federal	1,940,581	751,038	306,672	359,074	16,222	3,373,587
	State		119,814		561,377	1,826	683,017
	City				10,508	8,603	19,111
Canada		**2,111**	**24,134**	**44,890**	**20,416**	**17,906**	**109,457**
	Federal	2,111		18,249	2,879		23,238
	State		24,134	26,641	17,537	1,368	69,681
	City					16,538	16,538
Chile			**297**	**23**	**33**	**259**	**612**
	Federal		297	23	33	259	612

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Tax Transparency | Annual Report 2020

Country	Jurisdictions	Corporate Income Taxes	Tax on mining	Payroll taxes	Tax on products and services	Other taxes	Total

Tax borne - Values in thousands (US$)[4]

Country	Jurisdictions	Corporate Income Taxes	Tax on mining	Payroll taxes	Tax on products and services	Other taxes	Total
Argentina		**75**		**269**		**304**	**648**
	Federal	75		269		198	542
	State					101	101
	City					5	5
Australia				**631**			**631**
	Federal			594			594
	State			37			37
Austria		**56,479**					**56,479**
	Federal				0		0
Belgium		**70**					**70**
	Federal	70					70
Brazil		**1,940,581**	**870,852**	**306,672**	**930,959**	**26,651**	**4,075,715**
	Federal	1,940,581	751,038	306,672	359,074	16,222	3,373,587
	State		119,814		561,377	1,826	683,017
	City				10,508	8,603	19,111
Canada		**2,111**	**24,134**	**44,890**	**20,416**	**17,906**	**109,457**
	Federal	2,111		18,249	2,879		23,238
	State		24,134	26,641	17,537	1,368	69,681
	City					16,538	16,538
Chile			**297**	**23**	**33**	**259**	**612**
	Federal		297	23	33	259	612
China		**9,301**		**885**	**346**	**1,453**	**11,985**
	Federal	9,301		885	346	1,453	11,985
France				**18**		**7**	**25**
	Federal			18		7	25
India						**63**	**63**
	Federal					63	63
Indonesia		**33,062**	**21,932**		**15,841**	**20,687**	**91,521**
	Federal	33,062	15,505		15,841	6,211	70,618
	State					9,694	9,694
	City		6,427			4,782	11,209
Japan		**3,623**		**1,151**		**272**	**5,047**
	Federal	2,629		825		10	3,464
	State	811					811
	City	184		327		262	772
Luxembourg		**96**				**112**	**208**
	Federal	96				112	208
Malaysia		**130**		**1,263**	**10**	**1,325**	**2,729**
	Federal	130		1,263	10		1,404
	State					1,325	1,325
Mozambique			**658**	**1,581**	**32,156**	**115**	**34,510**
	Federal		658		32,156	115	32,928
	State			1,581			1,581
Netherlands				**133**			**133**
	Federal			133			133
New Caledonia		**1**	**1,559**	**25,473**	**15,124**	**6,970**	**49,127**
	Federal	1	1,559	25,473	15,124	6,970	49,127
Oman		**4,484**		**2,036**	**617**	**155**	**7,292**
	Federal	4,484		2,036	617	155	7,292
Paraguay				**984**	**18**	**7**	**1,008**

[4] In 2020, Vale received US$ 274 million in tax refunds, not included in the figures presented above. These refunds primarily related to a settlement agreement in Canada. For more details, please refer to Canadian section on this report.

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Tax Transparency | Annual Report 2020

Tax collected - Values in thousands (US$)[5]

Country	Jurisdictions	Tax on mining	Payroll taxes	Tax on products and services	Other taxes	Total
Argentina			**303**	**34**	**441**	**778**
	Federal		303	23	441	767
	State			11		11
Australia				**475**		**475**
	Federal			475		475
Brazil		**295**	**204,450**	**366,259**	**312,279**	**883,283**
	Federal	295	204,450	253,169	310,977	768,891
	Municipal			113,091	1,302	114,392
Canada		**1,087**	**171,862**	**48,023**	**2,314**	**223,285**
	Federal		171,862	39,632	2,312	213,805
	State	1,087		8,391	2	9,480
Chile			**253**		**29**	**282**
	Federal		253		29	282
China			**5,206**	**2,322**	**113**	**7,640**
	Federal		5,206	2,322	113	7,640
France			**15**		**2**	**17**
	Federal		15		2	17
India			**24**	**2**	**11**	**37**
	Federal		24	2	11	37
Indonesia			**7,442**	**39,182**	**6,017**	**52,640**
	Federal		6,747	37,863	5,231	49,841
	City		695	1,319	785	2,799
Japan			**2,421**	**16,405**	**304**	**19,129**
	Federal		1,783	16,405	304	18,492
	City		638			638
Malaysia			**2,042**	**69**	**59**	**2,170**
	Federal		2,042	69	59	2,170
Mozambique			**18,615**		**3,579**	**22,194**
	Federal		5,009		3,579	8,588
	State		13,606			13,606
Netherlands			**790**	**42**		**832**
	Federal		790	42		832
New Caledonia			**10,788**	**962**		**11,750**
	Federal		10,788	962		11,750
Oman			**1,125**		**113**	**1,238**
	Federal		1,125		113	1,238
Paraguay			**538**	**62**	**278**	**878**
	State		538	62	278	878
Peru			**675**	**148**	**23**	**845**
	Federal		675	148	23	845
Singapore			**1,079**	**106**	**0**	**1,185**
	Federal		1,079	106	0	1,185
Switzerland			**2,023**			**2,023**
	State		2,023			2,023
Taiwan			**13**	**1**	**1**	**15**
	Federal		13	1	1	15
United Kingdom			**4,452**	**(41,257)**		**(36,805)**
	Federal		4,452	(41,257)		(36,805)
United States			**602**			**602**
	Federal		582			582
	State		21			21
Uruguay			**15**			**15**
	State		15			15
Total		**1,381**	**434,732**	**432,834**	**325,561**	**1,194,508**

5 Tax refunds not borne by Vale represent US$ 526 million and relate to sales taxes, VAT, GST, excise duties, fuel credits and withholding taxes on supplier invoices. These refunds are not included in the figures presented above.

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Tax Transparency | Annual Report 2020

Payments by project - Values in thousands (US$)

Region	Project	Corporate Income Taxes	Tax on mining	Payroll Tax	Tax on products and services	Other taxes	Total
Africa	Coal		658	20,197	32,156	3,694	56,704
	Corporate	2					2
Australasia	Coal			631	475		1,106
	Corporate	10,714	7	9,922	2,627	2,195	25,465
	Distribution Center	130		3,305	80	1,384	4,899
	Logistic				5		5
	Nickel	33,063	23,484	43,008	86,194	32,886	218,636
	Nickel refinery	3,019		2,266	1	594	5,880
	Production and Processing materials	415		205	1,481	234	2,335
Europe	Corporate	81,684	139	3,953	42	519	86,337
	Nickel refinery	4,546		6,505	(41,256)	504	(29,702)
Middle East	Corporate					13	13
	Logistic	3,048		724	7	25	3,804
	Pelletizing	1,436		2,437	610	265	4,749
North America	Corporate	4,014		13,096	3,814	1,673	22,596
	Nickel		25,221	204,347	64,625	18,547	312,741
South America	Corporate	1,940,660[6]	1,769	512,797	691,829	337,186	3,484,240
	Iron	-	825,160	-	460,288	2,062	1,287,510
	Copper	-	40,458	-	40,625	26	81,109
	Railroad, Ports and Terminals	-	9	-	78,787	83	78,879
	Energy	-	-	-	19,039	1	19,040
	Manganese	-	3,906	-	1,034	345	5,285
	Níckel	-	1,317	-	5,880	303	7,500
	Logistic	-	-	1,546	80	288	1,914
Total		**2,082,731**	**922,129**	**824,939**	**1,448,420**	**402,828**	**5,681,046**

[6] Corporate income tax payments in South America include the payments related to Iron Ore, Copper, Railroad, Por th, Terminals, Energy, Manganese, Nickel and Logistics.

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Tax Tr anspar enc y | A nnual Rep or t 2020 FIG 08 Worker in Sorowako, Indonesia. Picture: Marcelo Coelho Our value chain Through our operations we make important contributions to the places where we work. The taxes and royalties we pay, people we employ, local businesses we support, and social development projects we fund improve our communities. Our projects are long-term investments and the amount we contribute depends on where in the project life cycle it is. Our objective is to create long-term, win-win and sustainable value not just for our shareholders but our employees, our suppliers, our local communities and the regions and countries where we operate. The below graphic is our attempt to demonstrate how we contribute, financially, socially and sustainably to the communities and areas we work in at the different stages of our projects. Mineral Exploration Development and Construction Mine and Process Commercial and Distribution Decommission and Rehabilitation 29 Back to Contents

Tax Transparency | Annual Report 2020

Mineral Exploration

We invest in technical and feasibility studies to understand potential value

The first stage is mineral exploration, which means assessing and quantifying reserves. It involves early excavation and analysis by highly-skilled employees and contractors, including geologists and experts in sustainability.

Our contribution at this stage is limited to permits and license fees, as well as employment taxes and costs associated with construction – recognizing the huge upfront investment needed for exploration.

Our contribution

- Licenses, permits, fees normally paid to governments at this stage.
- Employment related contributions (wages and taxes)
- Payments to suppliers, contractors
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

Development and Construction

We build to create future value

This stage involves heavy investment in people and infrastructure as we construct facilities and supporting networks. In some cases, it also involves the construction of towns and social amenities, like schools and parks, as well rail lines like the Vitória-Minas and Carajás Railroad.

This period of development creates jobs, both through construction and through local business who supply materials, equipment and services to our sites and workforce. Alongside this significant capital investment and payments to supplies, our economic contribution also includes indirect taxes, such as employment taxes, and excises taxes on materials and equipment.

Our contribution

- Significant capital expenditure
- Employment related contributions (wages and taxes)
- Indirect taxes
- Payments to suppliers, contractors
- Contribution to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

Mine and Process

We operate our mines and process minerals and metals safely to generate value

Extraction and processing of commodities is at the core of this operating life phase. At this stage royalty payments start and corporate income taxes begin. This phase also involves logistics, including the moving, handling, warehousing and distribution of materials throughout the supply chain.

Our contribution

- Royalties
- Corporate income taxes
- Employment related contributions (wages and taxes)
- Indirect taxes
- Payments to suppliers, contractors
- Long-term contribution to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

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Tax Transparency | Annual Report 2020

Commercial and Distribution

We commercialize and transport our products to maximize value

Products are sold and transported to our customers to maximize value and minimize market risk through core commercial activities. This phase in particular supports our suppliers and local and international business partners.

It constitutes with no doubt a substantial logistic effort with significant payments to suppliers with their corresponding economic contribution in terms of indirect taxes and others.

Our contribution

- Corporate income taxes
- Employment related contributions (wages and taxes)
- Indirect taxes
- Payments to suppliers, contractors
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

Decommission and Rehabilitation

We create sustainable value after we finish our operations

This phase involves the closure of operations and the sustainable rehabilitation of the land. The multiple legal, environmental and social attributes, as well as economic aspects are all considered. Integrated and systemic planning is essential to the sustainability of the territories to promote the reintegration of the mined territories to physical, biotic and socioeconomic environments, contributing to the sustainable development of these locations

Our contribution

- Employment related contributions (wages and taxes)
- Payments to suppliers, contractors
- Support to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

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Tax Transparency | Annual Report 2020

Our approach to tax

Our tax principles

Vale's tax affairs are managed by a global team of professionals who abide by the following principles in their day-to-day work:

I

Transparency

Transparency about our taxes

Being transparent about the taxes and royalties we pay is an opportunity to share how we contribute to the economic vitality of the jurisdictions and communities where we operate. By adopting a transparent approach, we aim to build trust with our local, national and international stakeholders over time.

II

Long-term value

Creation of long-term value

Our vision is to create long-term value for all who are involved in our business activities. Our investment in our mines is often a multi-decade commitment to a community, and where we can share value, we create a stronger sustainable business.

III

Compliance

Excellence in compliance

We target excellence in relation to tax compliance. We fully respect applicable local tax laws and tax reporting obligations in every jurisdiction where we operate. We do not engage in aggressive tax planning.

IV

Engagement

Proactive and open engagement with authorities

We seek to develop open, collaborative relationships with tax authorities, acting with integrity in the jurisdictions in which we operate. We engage in proactive discussions in relation to tax matters, business operations and investments.

V

Risk management and control

Effective risk management and control

In every aspect of our business, we work to provide certainty and manage risk. In terms of tax, this means that we have effective frameworks in place to monitor, identify, control and manage of our tax commitments, and to ensure we are correctly meeting our obligations[1].

We have robust internal risk management procedures in place to manage the diverse and complex tax transactions carried out across our business. While uncertainty in relation to tax matters is an element that cannot be fully excluded in our business, all potential tax risks are regularly identified and monitored.

Where material uncertainties are identified, they are properly assessed and discussed with external advisors, before the company's position is agreed by the Compliance Business Risks Executive Committee; the Executive Board; and the Board of Directors.

!

We have a responsibility to consider tax as part of normal operations but the primary motivation of our business is to generate shared and sustainable value for our stakeholders and not reduce our tax liabilities.

[1] The guidelines and guidance for the corporate risk management strategy are set out in Vale's Risk Management Policy. http://www.vale.com/en/investors/corporate-governance/policies/pages/default.aspx

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Tax Tr anspar enc y | A nnual Rep or t 2020 Tax compliance As a company with global footprint, we are subject to numerous statutory reporting obligations. For this reason, we count on expert professionals with a deep knowledge of local and international taxation. Our companies meet their compliance requirements on a local, regional or worldwide basis by means of consistent, timely and efficient processes. Tax planning We do not engage in aggressive tax planning nor artificial arrangements and tax considerations do not influence our business operations. It is our company’s policy to always operate in strict compliance with all relevant local legislation. In case of uncertainty or doubt when interpreting the law, we seek independent external advice to fulfill our tax obligations. taxes paid abroad can be deducted from the Brazilian tax payable. These rules result in the effective curtailment of any tax planning benefits that could arise from international structures. Second, Brazilian CFC rules apply in coordination with very strict transfer pricing rules, which hamper any transfer of profits to foreign affiliates. Considering the nature of Vale’s products, the PECEX method applies. This is a specific methodology in Brazil and under this, when Vale promotes sales to related parties abroad, the value is of its revenues is determined according to quoted prices in internationally recognized commodities exchanges, subjected to adjustments regarding timing, location, intermediation costs and others. Apart from CIT, PECEX is also employed regarding royalties (CFEM). Vale is subject to various legal controls, especially under Brazilian tax legislation, which assure payment of taxes regardless of the international nature of its operations. First, under Brazilian legislation, Vale is subject to Controlled Foreign Corporation (“CFC”) rules, as the ultimate parent of the group’s various enterprises around the world. Brazilian CFC rules are among the strictest in the world, as they comprise the profits of all foreign subsidiaries and affiliates, even if there is no direct shareholding, regardless of the international entity being located in a low-tax jurisdiction. All such profits are subject to corporate income tax in Brazil, whose statutory rate is 34%, also among the highest in the world. Corporate income Third, these rules also apply in coordination with very severe thin-capitalization rules, which hinder any attempt to erode the Brazilian tax base with interest payments to related parties or financial institutions located in tax havens, which is a conduct that Vale does not engage in. These three levels of overlying controls, coupled with Vale’s strict compliance with tax rules, ensure that no aggressive tax planning is undertaken by the company. 33 Back to Contents compliance procedures. that analyzes how we meet tax filing and and have a robust internal audit process regard to our tax compliance obligations We focus on quality and control with

Tax Tr anspar enc y | A nnual Rep or t 2020 Engagement with tax authorities Vale values and maintains a transparent, collaborative, and good faith relationship with tax authorities, in compliance with our Code of Conduct, global anti-corruption rules, and the legislation in force in the jurisdictions where we operate. Due to the complexity of the activities that we are engaged in and that of various legal systems, contentious points in tax and royalty legislation do arise from time to time. Where disputes occur, Vale is committed to engaging transparently and in good faith with administrative and judicial proceedings in accordance with local laws. We conduct all disputes consistently on a technical and legal basis. No tax liability is ever purposefully disregarded. Whenever there are tax assessments in conflict with the company’s technical position, strictly legal means of defense are always employed and all guarantees demanded by the legislation are provided. All tax liabilities currently under dispute in Brazil are either not chargeable or subjected to adequate guarantees. Vale seeks to comply with all fiscal regularity certifications provided by the Brazilian government, according to applicable rules. In the few circumstances where the company’s position is not confirmed by the Judiciary, the tax liability is promptly paid. Intra-group transactions Due to the nature of our business, we carry out transactions with affiliates, subsidiaries, and jointly controlled companies with third parties, to integrate activities across our production and commercial operations. Our main intra-group transactions are with our Swiss-based entity, Vale International, which manages our interface with our customers, many of whom are in Europe and Asia. Vale International specializes in fulfilling customer requirements, managing freight from production assets to customers, managing inventories in export sales, and arranging processing operations abroad in order to find the best markets and prices for our products. This entity manages risk and uncertainty in the global market. The geographical location and time zone, mid-way between our production location and our markets, enables us to serve our customers effectively. Our export operations are carried out in compliance with Brazilian transfer pricing rules2, which aim to prevent artificial shifts of profit to foreign subsidiaries. Compliance with these rules is measured using the “Commodity Exchange Export Price Method (“PECEX” in Portuguese). Any adjustment identified under this methodology must be included in CFEM3 calculation basis and Corporate Income Tax. The Brazilian Federal Revenue Service regularly monitors transfer prices for compliance with PECEX. made to create a feasible comparability between the transfer price and the average quoted price. These adjustments are related to the quality of the commodity exported and to the terms and conditions in which the exports are made, such as the freight; payment deadline; amount in negotiation; climate’s effects on the commodity exported; intermediation costs in connection with assets employed, the risks assumed, the functions performed by entities involved and handling fees. 2 Law nº 9,430 / 96 and IN RFB nº 1,312 / 12 3 Financial Compensation for the Exploration of Mineral Resources. 34 Back to Contents The PECEX transfer pricing methodology uses the average commodity exchange price (the “average quoted price”) as a benchmark to assess outbound transactions of commodities, for example, ores. Positive and negative adjustments may be !

Tax Tr anspar enc y | A nnual Rep or t 2020 Products originating outside of Brazil – primarily in our nickel operations, as well as intercompany transactions – are priced in a manner that complies with the “arm’s length” principle which holds that transactions should be valued as if they had been carried out between unrelated parties, each acting in its own best interest. To demonstrate compliance with this principle, Vale prepares and lodges transfer pricing documentation annually according with OECD transfer pricing guidelines and relevant local requirements. We comply with the OECD’s Country-by-Country Reporting (“CbCR”) requirements, which were implemented in Brazil by the Normative Ruling nº 1,681/2016. The CbCR document is lodged in July annually, as part of our ultimate parent company’s corporate income tax return (ECF in Portuguese) in Brazil. The report contains the required information on taxes, financial elements, employment and the company´s functional profile, and is provided to the tax authorities. Low-tax jurisdictions We regularly monitor international developments to understand how individual jurisdictions are assessed against various measures of transparency and cooperation. Sources include the EU list of non-cooperative jurisdictions for tax purposes (as published in February 2020), the EU Watch List and Brazilian regulations on favorable jurisdictions4. Brazilian authorities apply a broader definition of low-tax jurisdictions than the EU, such that Brazilian transfer pricing rules also apply to third-party transactions between Vale (and other Vale Brazilian Affiliates) with third party organizations located in favorable jurisdictions as defined by Brazilian tax regulations. We have certain operational entities, notably in Oman, where we operate two iron ore pelletizing plants together with a distribution center and in the United Kingdom5 where one of our nickel refineries is located, as well as Special Purpose Vehicles and holding companies located in low-tax jurisdictions, mainly for historical reasons and as a result of acquisitions. The profit of the entities located in low-tax jurisdictions6 did not exceed US$ 190 million in total in 2020, computed according to Brazilian CFC rules. In all cases, the profits of Vale entities located in low-tax jurisdictions are ultimately taxed in Brazil under CFC regulations and therefore there is no income tax benefit derived from entities in those jurisdictions. To simplify and rationalize our structure and operations, we carry out regular reviews of all entities through our Legal Entities Reduction (LER) program. Where the program identifies them as not required, we endeavor to close them. Tax incentives Vale obtains tax incentives in some of the jurisdictions in which we operate, due to the contribution of our operations in the local economy, such as employment and economic activity in our wider supply chain. None of the regimes under which Vale has been granted incentives are noted by the OECD as being a harmful tax practice. 4 Normative Instruction nº 1,037 / 10 and Law nº 12,973 / 14 5 Unlike most other low-tax jurisdictions lists, the United Kingdom is included under the broader Brazilian list because one of the conditions of being included in the Brazilian list is that jurisdictions where corporate income tax rates are lower than 20% are deemed to be considered low tax jurisdictions from a Brazilian perspective. 6 As defined by the broader Brazilian regulations. 35 Back to Contents

Tax Transparency | Annual Report 2020

Jurisdiction	Incentive	Description
Brazil	Investments in Amazon Development Superintendence (SUDAM)	Companies are incentivized to invest in the North region of the country through opportunities to legally reduce income tax on activities classified as priorities. These reductions are calculated based on the operating profit of said activity. Vale's operations in the region (iron ore, pellets, nickel iron, copper) are covered by a 75% reduction in the income tax generated by the incentive activity. This benefit is granted for a period of 10 years. Most incentives will expire in 2024, and the last recognized incentive will expire in 2027. Part of the balance to be paid on the income tax may be reinvested through the purchase of new machinery and equipment, in a specific project that must be examined by the agency that operates the local tax incentives For this incentive, Vale is required to appropriate the balance of the unpaid tax in a profit reserve account, which will not be distributed in accordance with the law.
	Special Regime for the Acquisition of Capital Goods for Exporting Companies (RECAP)	The RECAP benefit was created by the Government to incentivize companies to acquire goods locally, in order to benefit the local economy. The benefit to Vale consists of the suspension of the Social Integration Plan (PIS in Portuguese) and Social Welfare Tax (COFINS in Portuguese) on the purchase of capital goods, both internationally and domestically that will be incorporated into the fixed asset of the beneficiary. The duration of this benefit is three years. Companies also need to be classified as predominantly exporting (more than 50% revenue derived from exports). Only companies that have been qualified by the Federal Revenue Service (RFB in Portuguese) can benefit from RECAP. The following Vale affiliates are qualified as exporters: · Salobo Metais S.A. (until May 2021) · Mineração Corumbaense Reunidas S.A. (until April 2022)
	Tax Incentive for the Modernization and Expansion of the Port Structure (REPORTO)	The REPORTO benefit was created by the government to stimulate investments in the modernization, recuperation and expansion in Brazilian ports, reducing logistical obstacles and improving the infrastructure of the country. The benefit consists of suspending of federal taxes on purchases, both in the domestic market and on imports of machinery, equipment, spare parts and other goods that will be incorporated into the fixed asset of the beneficiary of this tax incentive. The goods acquired are required to be used exclusively on the following activities or services: · Loading, unloading, storage and handling of goods and products; · Additional systems to support operations; · Environmental protection; · Security and systems to monitor the flow of people, goods, products, vehicles and vessels; · Dredging; and · Education and training workers, including implementing of Vocational Training Centres. The qualification will be formalized through an Executive Declaratory Act (ADE) issued by the Delegate of RFB and the ADE will be published in Brazil's Official Journal. Besides Vale S.A., our affiliates that have this benefit are Mineração Corumbaense Reunidas S.A and Companhia Portuária Baia de Sepetiba and they all are listed in RFB website (link). This tax incentive due date was 31st December 2020.
	Special Regime of Incentives for Infrastructure Development (REIDI)	The REIDI benefit was created by the government to stimulate investment in infrastructure, for example transportation, ports, energy, sanitation and irrigation assets. The benefit consists of suspending PIS and COFINS related to acquiring of goods and services both internationally and domestically that will be incorporated into the fixed asset of the beneficiary. The benefit requires that purchases be related to a project in the incentivized areas previously approved by the tax authority. Vale's current infrastructure investment projects include: · Carajás Railroad Expansion · Expansion of the maritime terminal in Ponta da Madeira

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Tax Transparency | Annual Report 2020

Jurisdiction	Incentive	Description
Brazil	Research and development (Good Law – Lei do Bem in Portuguese)	The tax incentives associated with technological innovation were instituted in Brazil, through the "Good Law", to encourage investment in the development of national technology. Vale supports several research, development and Innovation (P&D in Portuguese) projects in the areas of mining (iron ore, manganese, coal, pellets, and base metals), logistics, steel and energy. The expenditures on labour, materials and services for projects linked to this law are deductible from the company's income tax basis, according to Law nº. 11,196/05. In 2008, Vale Technological Institute (ITV in Portuguese) was created and it has more than 1 thousand patents in 61 countries. Since that year, Vale has used the tax incentives associated with Good Law, thus contributing to promote a culture of research, development and technological innovation. Vale identifies and evaluates P&DI initiatives and projects annually, ranking the projects that qualify for the concept of technological innovation described in the legislation. In 2020, more than 500 projects and initiatives with the potential to capture tax benefits via the Good Law were evaluated.
	Sponsorships and donations	The Brazilian government incentivizes companies to support social projects related to culture[7], sports[8], childhood and adolescence[9] and seniors and health programs. Payments made towards these programs can be deducted directly from the organization's Corporate income tax bill for the year, up to a limit of 4%. In 2020, Vale invested over US$ 54 million in more than 190 qualifying projects in Brazil. Guided by a broad vision of sustainability, investments are made either through its own resources or via incentivized resources. Through incentive laws, the company has the opportunity to strengthen public policies in the country, a vision that is in line with Vale's commitment to contribute positively to society. Prospective applications are assessed according to set criteria, such as alignment with Vale's values. In addition, projects need to be located in areas where the company operates.

In addition to the incentives listed above, Vale also receives tax incentives in other jurisdictions where it operates.

Jurisdiction	Incentive	Description
Singapore	Corporate income tax incentive	We benefit from a corporate income tax incentive in Singapore. Such benefit is legislated and open to all entities demonstrating contribution to the local economy and meeting criteria set by the Singaporean Government.
Oman	Custom Duty	We benefit from customs duty exemption on the imports of raw material and equipment in Oman, such exemption is legislated and open to all taxpayers if certain conditions are satisfied.

7 Law nº 8,313 / 1991
8 Law nº 11,438 / 2006
9 Law nº 8,069 / 1990

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Tax Transparency | Annual Report 2020

Jurisdiction	Incentive	Description
Malaysia	Income tax	We were granted with 100% income tax exemption on statutory income until 2024 to carry out Regional Distribution activities.
	Custom Duty	Exemption regarding import duty on raw materials, machinery and equipment, until 2027 provided specific requirements are met and subject to prevailing regulations.
New Caledonia	Income Tax and Indirect taxes	Vale has tax incentives related to the production of nickel and cobalt. These incentives include the exemption of income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production (i.e., 2016), as defined by applicable law, followed by a 5-year 50% exemption of income tax. Vale is subject to a branch profit tax on its profits (after deducting available tax losses) starting in the first year that commercial production is reached. To date, there has been no net taxable income realized in New Caledonia. In addition, Vale benefits from indirect tax incentives; notably on customs duties, property tax and other local taxes.
Mozambique	Custom duty	Vale benefits from customs duty exemption related to a certain category of goods. This exemption is also legislated and open to all importers.

! **The statutory profit of all concerned legal entities remains fully taxable in Brazil under the Brazilian CFC legislation. Under the CFC rules, there is no overall corporate income tax reduction because of these benefits.**

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Tax Tr anspar enc y | A nnual Rep or t 2020 Adjusted effective tax rate Below we demonstrate our Adjusted Effective Tax Rate (“AETR”) which we believe provides a better picture of our business tax contribution in the year. Brazilian corporate tax law requires taxation on income on a worldwide basis (including profits generated from foreign subsidiaries) and, therefore, Vale’s income tax charge is calculated using the statutory tax rate in Brazil at the end of the reporting period. The income tax liability shown in our consolidated financial statements is calculated by applying the difference between the Brazilian income tax rate and the local income tax rate of each jurisdiction where our subsidiaries operate and generate taxable income. Current Tax (3,398) Tax payments from different years 223 Current tax in equity 1,435 Refis (338) Interest and Fine (5) Corporate Income Tax Paid1 (2,083) Corporate Income Tax Paid (2,083) Tax compensations 184 Refunds 143 Adjusted Effective Tax Rate In 2020, we recorded a net income tax expense of US$ 438 million. If we exclude the impact of foreign exchange movements on tax losses carried forward from foreign subsidiaries which are recognized for deferred tax (impact US$ 845 million), our adjusted effective tax rate was 25.8%. It differed from our statutory tax rate, which is 34%, mainly due to: Others 21 Cash Flow 2 (1,735) 1 As per this tax transparency report 2 According Vale´s cash flow on Financial Statement • i) Deduction of interest on net equity payments made to shareholders (impact of US$ 316 million); • ii) Savings derived from tax incentives from our copper operation in the North region of Brazil (impact of US$ 211 million); and • iii) Unrecognized tax losses in the year (impact of US$ 217 million). The reconciliation from the statutory tax rate to our effective tax rate is presented in Vale´s Financial Statement, note 8. 39 Back to Contents Cash flow reconciliation Corporate income tax reconciliation

Tax Tr anspar enc y | A nnual Rep or t 2020 Independent auditor's report To the Board of Directors and Shareholders Vale S.A. Rio de Janeiro - RJ Opinion We have audited the accompanying Selected Information, which comprises the amounts in the tables entitled "Tax borne" and "Tax collected", included in the section "Breakdown by jurisdiction, level of government and by project" of the Tax Transparency Report (the "Report") of Vale S.A. and its subsidiaries (the "Company") for the year ended December 31, 2020. In our opinion, the Selected Information referred to above has been properly prepared, in all material respects, in accordance with the basis of preparation in Appendix 1 to the Report. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Selected Information included within the Report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and in the Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis of matter - basis of preparation of the selected information to the report We draw attention to Appendix 1 to the Report, which describes the basis of preparation of the Selected Information. The Report is prepared in accordance with a special purpose framework for providing reasonable assurance over total taxes paid by the Company in 2020. As a result, the Report may not be suitable for another purpose. The Report does not comprise a full set of financial statements, prepared in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our opinion is not qualified in respect of this matter. PricewaterhouseCoopers, Rua do Russel 804, 6º e 7º, Edifício Manchete, Rio de Janeiro, RJ, Brasil, 22210-907, T: +55 (21) 3232 6112, www.pwc.com.br 40 Back to Contents

Tax Tr anspar enc y | A nnual Rep or t 2020 Vale S.A. Responsibilities of management and those charged with governance for the Selected Information to the Report Management is responsible for the preparation of the Selected Information in accordance with the basis of preparation in Appendix 1 to the Report and for determining that the basis of preparation is acceptable in the circumstances. Management is also responsible for such internal control as they determine is necessary to enable the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error. Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries. Auditor's responsibilities for the Selected Information to the Report Our objectives are to obtain reasonable assurance about whether the Selected Information is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Selected Information. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: . Identify and assess the risks of material misstatement of the Selected Information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. . Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries. . Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. . Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's 41 Back to Contents

Tax Tr anspar enc y | A nnual Rep or t 2020 Vale S.A. report to the related disclosures of the Selected Information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance, in connection with the audit of the financial statements of the Company as at and for the year ended December 31, 2020, with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. Rio de Janeiro, May 31, 2021 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Patricio Marques Roche Contador CRC 1RJ081115/O-4 42 Back to Contents

Tax Tr anspar enc y | A nnual Rep or t 2020 Appendix 1 The basis on which this report was prepared Outflow of taxes, royalties, and other tax related payments to governments are presented in this report considering payments made in cash and through available tax credits for the year ended December 31st, 2020. Tax refunds received in the year are detailed in footnotes in the Tax Borne and Tax Collected tables part of breakdown by jurisdiction, level of government and by project. Further information on other tax refunds is provided in the specific country sections. Functional and repor ting currency All our data about our subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the parent company is the Brazilian real (“R$”). For presentation purposes, this report is presented in United States dollar (“US$”) we believe this is how international investors analyze company’s financial information. All payments included in this report expressed in currencies other than US$ were translated for this Report at the exchange rate on the month each payment was made. to another rather than in the year the profits actually arise. Taxes are withheld on payments to overseas companies. This includes taxes that are withheld at source or deducted from payments made to non-resident Vale companies and some resident Vale companies. Typically, this tax includes intercompany royalties, dividends and interest on overseas transactions. Tax on mining This involves payments related to mineral activities within the jurisdictions, and can be split into three categories: Basis of consolidation This follows the same principles as the consolidated financial statements. All majority-owned subsidiaries in which we have both a share and management control are consolidated. Our variable interest entities in which we are the primary beneficiary are consolidated. • Taxes on minerals and metals extractions: This comprises taxes that are specific to the mining sector, and effectively represent payments to governments for extracting natural resources. This could include amounts related to aggregate use. For the purpose of this report, only entities with tax payments were considered, which can be found in Appendix 3. • License fees: These are fees paid in return for the permission to exploit a certain resource or area in the jurisdiction. • Royalties: This comprises payments made to governments for activities such as the extraction of minerals or metals. Typically, these taxes tend to become payable, and are paid, in the year inwhich the activities occurred relate to.. Tax borne Taxes borne are those that companies are required to pay to the government or a third party on its own behalf. Tax refunds are informed in a footnote. Taxes we have included in this category are: Payroll taxes This comprises both (i) employer social contributions and (ii) payroll and other taxes on employees. Corporate income taxes This comprises any tax on the business calculated on the basis of its profits, income or capital gains. Typically, these taxes would be reflected in corporate income tax returns made to governments, and tend to become payable, and are paid, either in the year the profits were made or up to one year later, depending on the local tax rules regarding timing of payments. The amounts include any payments on account, balancing payments, offsetting tax credits (e.g., PIS, COFINS) and settlements in relation to disputes. Where there is separate capital gains tax (e.g., on property, leases or shares), this should also be included within this amount. The total is the final amount payable, net of any double tax reliefs, losses brought forward etc. Withholding taxes on payments to overseas companies are included here, as they represent a burden to Vale. Employer social contributions comprise contributions paid by the employer, towards the cost of certain state benefits in support of its employees. It can be a contributory system of insurance against illness and unemployment, and also provides retirement pensions and other benefits. Includes all types and classes payable, including those for overseas staff. Payroll and other taxes on employees comprise payroll and employer taxes payable as a result of a company’s capacity as an employer. Typically, these taxes would be reflected in payroll tax returns made to governments and tend to be payable, and are paid, on a regular basis (often monthly) throughout the year, shortly after the return is submitted. Tax charged on payments of dividends or other distributions of profits are also included as corporate income tax. Typically, this tax is reflected in income tax returns made to governments and tends to become payable, and is paid, at the point of a distribution of profits from one territory 43 Back to Contents This report is prepared from data derived from our internal control over financial reporting and from data recorded in our financial systems, being the same data used to prepared our consolidated financial statements, which are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). !

Tax Transparency | Annual Report 2020

Tax on products and services

- **Customs duties and taxes on international transactions:** This comprises all irrecoverable customs/ excise/ import/ export duties. Typically, these taxes tend to become payable, and are paid, to governments at the point where goods are imported and exported from territories and move across country borders.

- Indirect taxes on the production or sales of goods and services.

- This comprises sales tax, VAT and other taxes that arise on production or sale. Typically, these taxes would form part of a sales tax return made to governments and tend to become payable, and are paid, regularly (often monthly) throughout the year.

- **Revenue based indirect taxes:** This comprises any indirect taxes self-calculated and paid to the government on revenue or turnover (for example, PIS/COFINS in Brazil).

Other taxes

Comprises:

- **Other fees:** These are other miscellaneous payments to the government, which do not fall under a specific category such as fees, tax on vehicles and real properties.

- **Discretionary contributions:** Discretionary contributions include optional payments to governments, such as contributing to investment, infrastructure or charities.

- **Mandatory contributions:** Mandatory contributions include penalties and fines which need to be paid to the government, and interest included within finance or administration expenses.

- **Grants and subsidies received:** A subsidy is a benefit given by the government to companies in the form of a cash payment or tax reduction, generally to help an industry or company. A grant is a financial award given by the federal, state or local government to an eligible grantee. Government grants are not expected to be repaid and do not include technical assistance or other financial assistance such as loans. This will appear as a negative number in taxes borne, as it is a payment received from the government.

Tax collected

These are taxes that we administer on behalf of the government and collects from others. Typically, these taxes would form part of a return made to a government and are payable and paid, regularly (often monthly) throughout the year, shortly after returns are submitted. Tax refunds are informed in a footnote.

Payroll taxes

Comprises:

- **Employee social contributions:** Paid by workers and employers towards the cost of certain state benefits. It can be a contributory system of insurance against illness and unemployment, and also includes retirement pensions and other benefits. This should include all types and classes payable, including those for overseas staff.

- **Employee income tax deducted through payroll:** Comprises payroll and employee taxes withheld from employee remuneration, and paid to governments, i.e. tax collected by Vale and remitted to governments on behalf of employees.

Taxes on product and service

This includes VAT/GST or equivalent net paid/refunded amounts to and from the government. Typically, it is charged on the sales of goods and services and is recoverable from purchases. VAT/GST paid /recovered on import are also included. There is no net loss to the government for any taxes refunded. It also includes import taxes/VAT/GST on goods or services acquired and import tax paid to the tax authorities directly at the border (or indirectly through a deferment account or freight forwarder) when importing goods and services.

Other taxes

This category comprises any other indirect taxes levied on products either from your suppliers or invoiced to your customers.

It also comprises taxes that are withheld at the source or deducted from payments made to third parties, both domestic and overseas. Taxes are charged on payments of services and profit distributions. Typically, this tax is reflected in withholding tax returns made to governments and is payable monthly or periodically.

Other considerations related to preparing this report

Tax payments related to prior years

All payments are outflow of cash that are reflected in the year they are paid, regardless of the year of assessment that they relate to.

Tax refunds related to prior years

All refunds are inflow of cash that are reflected in the year they are received, regardless of the year of assessment that they relate to.

Taxes under audit

Taxes under audit or dispute may not crystallize, which will lead to re-statements. These amounts are excluded until cash is paid or refunded.

Fines, penalties and interest

All fines, penalties and interest paid to the government have been included.

Tax credits

In some cases, tax credits from one type of tax can be used to settle liabilities of other taxes in future years.

In Brazil, Normative Instruction nº 1,717 of 2017 provides for the mechanism for refunding and offsetting federal tax credits. Thus, the taxpayer can claim its right to refund or use federal tax credits to settle tax debts (offset) by submitting an electronic request for returns or reimbursements and for compensation (PER/DCOMP) a tax refund/offset return to Brazilian Federal Revenue.

Tax credits represent a payment to the government in the year they are utilized.

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Tax Tr anspar enc y | A nnual Rep or t 2020 Appendix 2 Glossary Adjusted Effective tax rate Income tax expense (or income if applicable) divided by the profit (or loss if applicable) before tax, excluding the influence of exchange rate movements and exceptional items. ECF The Portuguese acronym for Escrituração Contábil Fiscal (tax and accounting Return), a tax return that comprises corporate income tax computation and transfer pricing schedules, among other information. It must be submitted to the Brazilian Federal Revenue by most taxpayers on an annual basis. Brazilian tax authorities Any national, regional or local tax authority in Brazil. The Brazilian Federal Revenue Service (RFB in Portuguese) operates at the national level. State Finance Departments (SeFaz) and Municipal Finance Departments (SMF) operate at the regional and local level respectively. Economic Contribution Information on the Economic value distributed by a company according to GRI (Global Reporting Initiative) Standard 201-1 (Direct economic value generated and distributed). The total includes operating costs, employee wages and benefits, payments to providers of capital, payments to government and community investiments. CIT The acronym for Corporate Income Tax Fees Payments to governments charged on the initial or ongoing right to use an area for extractive activities. There is no specific government service attached. CFC A controlled foreign company. Under Brazilian legislation, CFCs are subject to the taxation of any statutory profit realized by group entities at a corporate income tax rate of 34%. Government Any national, regional or local authority of a jurisdiction governing body. Also includes any department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking. CFEM The Portuguese acronym for Compensação Financeira pela Exploração Mineral. This is a financial charge to be paid to the Brazilian federal government as compensation for the using mineral resources.It is levied on the revenues from the sale of minerals extracted, net of taxes, insurance costs and costs of transportation. The current CFEM rates are: 3.5% for iron ore; 2% for copper, nickel and other materials; 3% for bauxite and manganese ore; and 1.5% for gold. GST The acronym for Goods and Services Tax which is an indirect tax (or consumption tax) used on the supply of goods and services that is ultimately borne by the final consumer. A GST is collected by the retailer when the final sale in the supply chain is reached via a purchase by the end consumer. End consumers pay the sales tax on their purchases. Businesses issue resale certificates to their sellers when buying business supplies/inputs that will be resold since sales tax is not due. Tax jurisdictions do not receive the tax revenue until the sale is made to the final consumer. Current tax As it is defined in the International Financial Reporting Standard IAS 12, current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. Deferred tax As it is defined in the International Financial Reporting Standard IAS 12, deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax assets are the amounts of income taxes recoverable in future periods in respect of: Income tax The total of current tax and deferred tax. Indirect tax Taxes imposed on goods and services rather than on income or profits. They can be passed on to another entity or individual. Examples include VAT, GST, sales tax and others. In Brazil, the examples are Tax on Industrialized Products (IPI in Portuguese) and the Tax on Operations Relating to the Movement of Goods and Interstate Transport Services for Intermunicipal and Communications (ICMS in Portuguese). • (a) deductible temporary differences; • (b) the carryforward of unused tax losses; and • (c) the carryforward of unused tax credits. 45 Back to Contents

Tax Tr anspar enc y | A nnual Rep or t 2020 Iron ore pellets Agglomerated ultra-fine iron ore particles of a size and quality suitable for specific iron producing processes. Our iron ore pellets range in size from 8 mm to 18 mm. Royalties All mining taxes that are levied by the government. Royalties includes the CFEM. Tax A compulsory financial charge, in order to contribute to state revenue or some other type of levy imposed upon a taxpayer by the government. It is required to be paid by law or by agreement. ISSQN The Portuguese acronym for Tax on Services of Any Nature, which is imposed on any kind of services performed by companies or self-employed professionals, with a maximum rate of 5%, its assessment is based on the price of each services and also assessed on services provided by non-residents to Brazilian residents (import of services) Tax borne Taxes borne are those that companies are required to pay to the government or a third party on its own behalf. IPTU The Portuguese acronym for Tax on Services of Any Nature, which is charged by the local municipality. IPTU is paid every year, by the owner of a house, building or land plot. Tax collected These are taxes that we administer on behalf of the government and collects from others. Typically, these taxes would form part of a return made to a government and are payable and paid, regularly (often monthly) throughout the year, shortly after the submission of returns. OECD The acronym for the Organization for Economic Co-operation and Development (OECD). This is an intergovernmental economic organization Temporary differences Differences between pre-tax statutory profit or loss and taxable income or loss for a given reporting period. These differences arises because the reporting period in which some items of revenue and expense are included in determining of the pre-tax statutory profit or loss does not coincide with the reporting period in which they are included when determining of taxable income or loss. founded in 1961 to stimulate economic progress and world trade. The organization provides a forum and knowledge hub for data and analysis, exchange of experiences, best-practice sharing, and advice on public policies and international standard-setting. Ore A rock, a natural solid material, from which a metal or mineral can be extracted. TFRH The Portuguese acronym for Tax for Control, Monitoring and Surveillance of Water Resources Exploitation and Utilization Activities. The purpose of this charge is to regulate the exploitation and utilization of water resources through taxation. PIS / COFINS The Portuguese acronyms for Social integration plan (PIS) and Social Welfare Tax (COFINS) contribution which are levied at different percentages on the company’s gross revenues. There are two applicable regimes: cumulative - rates of 0.65% and 3%, respectively, without any generation or use of credits; or non-cumulative - rates of 1.65% and 7.6 % and 1.65%, respectively, with generation of credits in the acquisition of goods or services that can be offset with debts of the same contributions. Such contributions are also levied on the importation of services (with rates of 7.6 % and 1.65%) and goods (with rates of 2.1% and 9.65%). TFRM The Portuguese acronym for an Analysis of the Rate for Controlling, Monitoring and Supervision of Exploration and Mining Activities of Mineral Resources. It is a tax imposed on several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, on mineral production. It is assessed at rates ranging from R$0.50 to R$3,575 per metric ton of minerals produced in or transferred from the state. Project Operational activities related to the type of the commodity in a certain region, governed by contracts, licenses, leases, concessions or similar legal agreements and that form the basis for payment of liabilities to a government. VAT A value-added tax, which is an indirect tax (or consumption tax) levied on the supply of goods and services that is ultimately borne by the final consumer. VAT is collected by all sellers in each stage of the supply chain. Suppliers, manufacturers, distributors and retailers all collect the value added tax on taxable sales. Suppliers, manufacturers, distributors, retailers and end consumers all pay the VAT on their purchases. Businesses must track and document the VAT they pay on purchases in order to receive a credit for the VAT paid on their tax return. Tax jurisdictions receive the tax revenue throughout the entire supply chain as opposed to at the sale to the final consumer chain. Refis The portuguese name for the debt reduction or Settlement program of the Government related to the collection of federal taxes. RFB The Portuguese acronym for Brazilian Federal Revenue 46 Back to Contents

Tax Transparency | Annual Report 2020

Appendix 3 List of our Companies

Company	Country
Aços Laminados do Pará	Brazil
Atlantic Iron SarL	Luxembourg
Biopalma Da Amazonia S.A. Reflorestamento Industria E Comercio	Brazil
Centro Tecnológico Soluções Sustentáveis S.A.	Brazil
Cia Paulista de Ferroliga	Brazil
CMM Overseas SA	Switzerland
Companhia Portuaria Baia Sepetiba	Brazil
Companhia Siderurgica Ubu	Brazil
Companhia Usina Tecpar.	Brazil
CPP Participações S.A.	Brazil
Docepar S.A.	Brazil
Empreendimentos Brasileiros de Mineração S.A	Brazil
Empresa Mineração Esperança	Brazil
Ferrous Resource Brasil	Brazil
Floresta Rio Doce S.A.	Brazil
Minas da Serra Geral S.A.	Brazil
Mineração Corumbaense Reunida S.A.	Brazil
Mineração Guanhães Ltda	Brazil
Mineração Jacuipe	Brazil
Mineração Manati Ltda.	Brazil
Mineração Mato Grosso S.A	Brazil
Mineracoes BR Holdings GmbH	Austria
Minerações Brasileira Reunidas	Brazil
Moatize Coal Investment (PTY) LTD	South Africa
New Steel	Brazil
New Steel Global NV	Nethelands
Potasio Rio Colorado S.A.	Argentina
PT Sumbawa Timur Mining	Indonesia
PT Vale Eksplorasi Indonesia	Indonesia
PT Vale Indonesia Tbk	Indonesia
Railvest Investments Inc.	Canada
Rio Doce Australia Pty Limited	Australia
Rio Doce International SA	Belgium
Salobo Metais S.A	Brazil
Santanense Mineração S.A	Brazil
Société Industrielle et Commerciale Brasilo-Luxembourgeoise Société Anonyme	Luxembourg
SRV Corporate SA	Switzerland
Tecnored Desenvolvimento Tecnologico S.A	Brazil
Tecnored Tecnologia De Autorredução S.A	Brazil

Company	Country
Tiebaghi Nickel Branch	New Caledonia
Transbarge Navegación S.A.	Paraguay
Vale Americas Inc.	United States
Vale Asia Kabushiki Kaisha	Japan
Vale Base Metals Asia Pacific Pte. Ltd.	Singapore
Vale Canada Limited	Canada
Vale Emirates Limited	United Arab Emirates
Vale Energia	Brazil
Vale Europe Limited	United Kingdom
Vale Exploración Argentina S.A.	Argentina
Vale Exploraciones Chile Limitada	Chile
Vale Exploration Peru S.A.C	Peru
Vale Holdings B.V	Nethelands
Vale Holdings B.V. - Branch	Switzerland
Vale India Private Limited	India
Vale International S.A-DIFC Branch	United Arab Emirates
Vale International SA	Switzerland
Vale International SA Singapore Branch	Singapore
Vale Japan Limited	Japan
Vale Logística de Argentina S.A.	Argentina
Vale Logistica de Uruguay S.A.	Uruguay
Vale Malaysia Minerals Sdn Bhd	Malaysia
Vale Manganês S.A	Brazil
Vale Metals (Shanghai) Co., Ltd.	China
Vale Minerals China Co., Ltd.	China
Vale Mozambique SA	Mozambique
Vale Newfoundland & Labrador Ltd	Canada
Vale Nickel (Dalian) Co., Ltd.	China
Vale Nouvelle Calédonie S.A.S.	France
Vale Nouvelle-Calédonie Branch	New Caledonia
Vale Oman Distribution Centre LLC	Oman
Vale Oman Pelletizing Company LLC	Oman
Vale Power S.A.	Switzerland
Vale S.A.	Brazil
Vale Shipping Holding Pte Ltd.	Singapore
Vale Soluções em Energia S.A.	Brazil
Vale Switzerland SA	Switzerland
Vale Taiwan Limited	Taiwan
Vale Technology Development Limited	Canada
Vale Trading (Shanghai) Co., Ltd.	China

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Picture: Ricardo Teles vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2021	Vale S.A. (Registrant) By: /s/ Ivan Fadel Head of Investor Relations